As filed with the Securities and Exchange Commission on November 29, 2005

                                                     Registration No. 333-129756


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 1
                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                             SIGA Technologies, Inc.
             (Exact name of registrant as specified in its charter)

            Delaware                                     13-3864870
(State or Other Jurisdiction of             (I.R.S. Employer identification No.)
Incorporation or Organization)
                              420 Lexington Avenue
                                    Suite 408
                            New York, New York 10170
                                 (212) 672-9100
                        (Address, including zip code, and
                    telephone number, including area code, of
                    Registrant's principal executive office)

                                   ----------

                               Thomas N. Konatich
                         Acting Chief Financial Officer
                             SIGA Technologies, Inc.
                              420 Lexington Avenue
                                    Suite 408
                            New York, New York 10170
                                 (212) 672-9100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                    COPY TO:

                            Thomas E. Constance, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                            New York, New York 10036
                                 (212) 715-9100

      Approximate date of commencement of proposed sale to the public: From time to time as determined by the Selling Stockholders.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|



      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Preliminary Prospectus, Subject to Completion, dated November 29, 2005


                                3,060,000 SHARES

                             SIGA TECHNOLOGIES, INC.

                                  COMMON STOCK

                                   ----------

      Shares of common stock of SIGA Technologies, Inc. are being offered by this prospectus. The shares will be sold from time to time by the selling stockholders named in this prospectus. The prices at which such selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. The market price of our common stock as of the close of business day on November , 2005, was $ per share. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. Our shares are traded on the NASDAQ Capital Market under the symbol "SIGA." Our principal executive offices are located at 420 Lexington Avenue, Suite 408, New York, New York 10170. Our telephone number is
(212) 672-9100.

                                   ----------

      Investing in the shares involves a high degree of risk. For more information, please see "Risk Factors" beginning on page 4.

                                   ----------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                   ----------

                 The date of this prospectus is November , 2005

                                TABLE OF CONTENTS

ABOUT SIGA TECHNOLOGIES, INC...................................................1

RISK FACTORS...................................................................8

ABOUT THIS PROSPECTUS.........................................................16

FORWARD-LOOKING STATEMENTS....................................................16

USE OF PROCEEDS...............................................................17

SELLING STOCKHOLDERS..........................................................18

PLAN OF DISTRIBUTION..........................................................18

LEGAL MATTERS.................................................................20

EXPERTS.......................................................................20

COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.......20

ADDITIONAL INFORMATION........................................................21

INCORPORATION BY REFERENCE....................................................21

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS..............................22

SIGNATURES....................................................................24

EXHIBIT INDEX.................................................................26



EXHIBIT 23.1..................................................................27

                          ABOUT SIGA TECHNOLOGIES, INC.

      We are a biotechnology company, whose primary focus is on the discovery, development and commercialization of novel anti-infectives, antibiotics and vaccines for serious infectious diseases, including products for use in defense against biological warfare agents such as Smallpox and Arenaviruses (hemorrhagic fevers). Our anti-viral programs are designed to prevent or limit the replication of the viral pathogen. Our anti-infectives programs are aimed at the increasingly serious problem of drug resistance. These programs are designed to block the ability of bacteria to attach to human tissue, the first step in the infection process. We are also developing a technology for the mucosal delivery of our vaccines which may allow the vaccines to activate the immune system at the mucus lined surfaces of the body -- the mouth, the nose, the lungs and the gastrointestinal and urogenital tracts -- the sites of entry for most infectious agents.

                     Product Candidates and Market Potential

                SIGA Biological Warfare Defense Product Portfolio

      Anti-Smallpox Drug: While deliberate introduction of any pathogenic agent would be devastating, we believe the one that holds the greatest potential for harming the general U.S. population is Smallpox. At present there is no effective drug with which to treat or prevent Smallpox infections. To address this serious risk, SIGA scientists have identified a lead drug candidate, SIGA-246, which inhibits vaccinia, cowpox, ectromelia (mousepox), monkeypox, camelpox, and variola replication in cell culture but not other unrelated viruses. Given the safety concerns with the current smallpox vaccine, there should be several uses for an effective smallpox antiviral drug: prophylactically, to protect the non-immune who are at risk to exposure; therapeutically, to prevent disease or death in those exposed to smallpox; and lastly, as an adjunct treatment to the immunocompromised. SIGA scientists are also working on several other smallpox drug targets, including the viral proteinases, to develop additional drug candidates for use in combination therapy if necessary.

      Anti-Arenavirus Drug: Arenaviruses are hemorrhagic fever viruses that have been classified as Category A agents by the Centers for Disease Control and Prevention (CDC) due to the great risk that they pose to public health and national safety. Among the Category A viruses recognized by the CDC, there are four hemorrhagic fever arenaviruses (Junin, Machupo, Guanarito and Sabia viruses) for which there are no United States Food and Drug Administration (FDA) approved treatments available. In order to meet this threat, SIGA scientists have identified a lead drug candidate, SIGA-294, which has demonstrated significant antiviral activity in cell culture assays against arenavirus pathogens. SIGA also has earlier stage programs against other hemorrhagic fever viruses including Lassa virus, Lymphocytic choriomeningitis virus (LCMV), and Ebola in development. We believe that the availability of arenavirus antiviral drugs will address national and global security needs by acting as a significant deterrent and defense against the use of arenaviruses as weapons of bioterrorism.

      Bacterial Commensal Vectors: Our scientists have developed methods that allow essentially any gene sequence to be expressed in Generally Regarded As Safe (GRAS) gram-positive bacteria, with the foreign protein being displayed on the surface of the live recombinant organisms. Since these organisms are inexpensive to grow and are very stable, this technology affords the possibility of rapidly producing live recombinant vaccines against any variety of biological agents that might be encountered, such as Bacillus anthracis (anthrax) or Smallpox. SIGA scientists are working to develop an alternative vaccine with improved safety for use in preventing human disease caused by pathogenic orthopoxviruses such as variola virus. To accomplish this goal we are utilizing our newly-developed BCV (bacterial commensal vector) technology. BCV utilizes gram-positive commensal bacteria, such as Streptococcus gordonii, to express heterologous antigens of interest, either in secreted form or attached to its external surface. Phase I human clinical trials indicate that this S. gordonii strain is safe and well-tolerated in humans. In several different animal model systems S. gordonii has been shown to efficiently express various antigens and elicit protective immune responses (cellular, humoral and mucosal). We believe that the delivery of selected vaccinia virus antigens via this live bacterial vector system will provide an effective and safe method for prevention of smallpox in humans.


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

      Surface Protein Expression (SPEX) System: Our scientists have harnessed the protein expression pathways of gram-positive bacteria and turned them into protein production factories. Using our proprietary SPEX system, we can produce foreign proteins at high levels in the laboratory for use in subunit vaccine formulations. Furthermore, we can envision engineering these bacteria to colonize the mucosal surfaces of soldiers and/or civilians and secrete anti-toxins that protect against aerosolized botulism toxin.

      Antibiotics: To combat the problems associated with emerging antibiotic resistance, our scientists are developing drugs designed to hit a new target - the bacterial adhesion organelles. Specifically, by using novel enzymes required for the transport and/or assembly of the proteins and structures that bacteria require for adhesion or colonization, we are developing new classes of broad spectrum antibiotics. This may prove invaluable in providing prompt treatment to individuals encountering an unknown bacterial pathogen in the air or food supply.

                     Market for Biological Defense Programs.

      The U.S. government's proposed budget for the Department of Homeland Security (the "DHS") for the fiscal year beginning October 1, 2005 includes $2.5 billion of federal spending on Project BioShield. In addition to contributing funds to the DHS, the Department of Defense will be looking for innovative approaches to the prevention and treatment of biological warfare agents. One of the major concerns is Smallpox -- although declared extinct in 1980 by the World Health Organization, there is a threat that a rogue nation or a terrorist group may have an illegal inventory of the virus that causes Smallpox. The only legal inventories of the virus are held under extremely tight security at the Centers for Disease Control and Prevention (the "Centers for Disease Control") in Atlanta, Georgia and at a laboratory in Russia. As a result of this threat, the U.S. government has announced its intent to make significant expenditures on finding a way to counteract the virus if turned loose by terrorists or on a battlefield. The Congressional Budget Office (the "CBO") reported that the DHS projects the acquisition of 60 million doses of new Smallpox vaccines over a three year period, commencing in 2005. At an estimated $15 per dose, the cost would be approximately $900 million. Further the CBO reports that the DHS will spend an additional $1 billion to replace expired stocks in 2007-2013.

      The FDA has amended its regulations, effective June 30, 2002, so that certain new drug and biological products used to reduce or prevent the toxicity of chemical, biological, radiological, or nuclear substances may be approved for use in humans based on evidence of effectiveness derived only from appropriate animal studies and any additional supporting data. We believe that this change could make it possible for us to have potential products in animal models approved for sale within a relatively short time frame if our programs are successful. Our Chief Scientific Officer, Dennis Hruby, has over 20 years experience working on Smallpox-related research and has been leading a SIGA/Oregon State University consortium working on an antiviral drug development project for the past two years.

      The market potential for our biological warfare defense products has not been quantified as yet beyond the potential to obtain a share of the approximately $9 billion the federal government is committing to support research in the coming year. The government's purchase of approximately $800 million worth of an older version Smallpox vaccine to have an inventory on hand if needed is evidence of such market potential.

                     SIGA Anti-Infectives Product Portfolio

      Our anti-infectives program is targeted principally toward drug-resistant bacteria and hospital-acquired infections. According to estimates from the Centers for Disease Control, approximately two million hospital-acquired infections occur each year in the United States.

      Our anti-infectives approaches aim to block the ability of bacteria to attach to and colonize human tissue, thereby blocking infection at the first stage in the infection process. By comparison, antibiotics available today act by interfering with either the structure or the metabolism of a bacterial cell, affecting its ability to survive and to reproduce. No currently available antibiotics target the attachment of a bacterium


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

to its target tissue. We believe that, by preventing attachment, the bacteria should be readily cleared by the body's immune system.

      Gram-Positive Antibiotic Technology: One of our key anti-infective programs is based on a novel target for antibiotic therapy. Our scientists have identified an enzyme, a selective protease, used by most Gram-positive bacteria to anchor certain proteins to the bacterial cell wall. These surface proteins are the means by which certain bacteria recognize, adhere to and colonize specific tissue. Our strategy is to develop protease inhibitors as novel antibiotics. We believe protease inhibitors will have wide applicability to Gram-positive bacteria in general, including antibiotic resistant staphylococcus and a broad range of serious infectious diseases including meningitis and respiratory tract infections. In 1997, we entered into a collaborative research and license agreement with Wyeth to identify and develop protease inhibitors as novel antibiotics. In the first quarter of 2001, we received a milestone payment from Wyeth for delivery of the first quantities of protease for screening, and high-throughput screening for protease inhibitors was initiated. In connection with our effort on this program we have entered into a license agreement with the University of California at Los Angeles for certain technology that may be incorporated into our development of products for Wyeth. High throughput screening of compound libraries has been completed and lead compounds are currently being evaluated in the laboratory and in animals.

      Gram-Negative Antibiotic Technology: In 1998, we entered into a set of technology transfer and related agreements with MedImmune, Inc., Astra AB and Washington University, pursuant to which we acquired rights to certain
Gram-negative antibiotic targets, products, screens and services developed at Washington University. In February 2000, we ended our collaborative research and development relationship with Washington University on this technology. (See "Collaborative Research and Licenses"). We maintain a non-exclusive license to technology acquired through these related agreements. We are using this technology in the development of antibiotics against Gram-negative pathogens. As described above, these bacteria use structures called pili to adhere to target tissue, and we plan to exploit the assembly and export of these essential infective structures as novel anti-infective targets. We continue to work on enhancing the intellectual property that we jointly share with Washington University.

      Broad-Spectrum Antibiotic Technology: An initial host response to pathogen invasion is the release of oxygen radicals, such as superoxide anions and hydrogen peroxide. The DegP protease is a first-line defense against these toxic compounds, which are lethal to invading pathogens, and is a demonstrated virulence factor for several important Gram-negative pathogens: Salmonella typhimurium, Salmonella typhi, Brucella melitensis and Yersinia enterocolitica. In all of these pathogens it was demonstrated that organisms lacking a functional DegP protease were compromised for virulence and showed an increased sensitivity to oxidative stress. It was also recently demonstrated that in Pseudomonas aeruginosa conversion to mucoidy, the so-called CF phenotype involves two DegP homologues.

      Our scientists recently demonstrated that the DegP protease is conserved in Gram-positive pathogens, including S. pyogenes, S. pneumoniae, S. mutans and
S. aureus. Moreover, our investigators have shown a conservation of function of this important protease in Gram-positive pathogens and we believe that DegP represents a true broad-spectrum anti-infective development target. Our research has uncovered a virulence-associated target of the DegP protease that will be used to design an assay for high-throughput screening for the identification of lead inhibitors of this potentially important anti-infective target.

                       Market for Anti-infective Programs.

      There are currently more than 100 million prescriptions written for antibiotics annually in the U.S. and we estimate the worldwide market for antibiotics to be more than $26 billion. Although our products are too early in development to make accurate assessments of how well they might compete, if successfully developed and marketed against other products currently existing or in development at this time, the successful capture of even a relatively small global market share could lead to a large dollar volume of sales.


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

                                   Technology

      Anti-Infectives Technology: Prevention of Attachment and Infectivity

      The bacterial infectious process generally includes three steps: colonization, invasion and disease. The adherence of bacteria to a host's surface is crucial to establishing colonization. Bacteria adhere through a number of mechanisms, but generally by using highly specialized surface structures which, in turn, bind to specific structures or molecules on the host's cells or, as discussed below, to inanimate objects residing in the host. Once adhered, many bacteria will invade the host's cells and either establish residence or continue invasion into deeper tissues. During any of these stages, the invading bacteria can cause the outward manifestations of disease, in some cases through the production and release of toxin molecules. The severity of disease, while dependent on a large combination of factors, is often the result of the ability of the bacteria to persist in the host. These bacteria accomplish this persistence by using surface molecules which can alter the host's nonspecific mechanisms or its highly specific immune responses to clear or destroy the organisms.

      Unlike conventional antibiotics, our anti-infectives approaches aim to block the ability of pathogenic bacteria to attach to and colonize human tissue, thereby preventing infection at its earliest stage. Our scientific strategy is to inhibit the expression of bacterial surface proteins required for bacterial infectivity. We believe that this approach has promise in the areas of hospital-acquired drug-resistant infections and a broad range of other diseases caused by bacteria.

      Many special surface proteins used by bacteria to infect the host are anchored in the bacterial cell wall. Scientists at The Rockefeller University ("Rockefeller") have identified an amino acid sequence and related enzyme, a selective protease, that are essential for anchoring proteins to the surface of most Gram-positive bacteria. Published information indicates that this amino acid sequence is shared by more than 50 different surface proteins found on a variety of Gram-positive bacteria. This commonality suggests that this protease represents a promising target for the development of a new class of antibiotic products for the treatment of a wide range of infectious diseases. Experiments by our scientists have shown that without this sequence, proteins cannot become anchored to the bacterial surface and thus the bacteria are no longer capable of attachment, colonization or infection. Such "disarmed" bacteria should be readily cleared by the body's immune system. Our drug discovery strategy is to use a combination of structure-based drug design and high throughput screening procedures to identify compounds that inhibit the protease, thereby blocking the anchoring process. If successful, this strategy should provide relief from many Gram-positive bacterial infections, but may prove particularly important in combating diseases caused by the emerging antibiotic resistance of the Gram-positive organisms Streptococcu, aureus, Streptococcus pneumoniae, and the enterococci.

      In contrast to the above program, which focuses on Gram-positive bacteria, our pilicide program, based upon initial research performed at Washington University in St. Louis ("Washington University"), focuses on a number of new and novel targets all of which impact on the ability of Gram-negative bacteria to assemble adhesive pili on their surfaces. Pili are proteins on the surfaces of Gram-negative bacteria -- such as E. coli, salmonella, and shigella -- that are required for the attachment of the bacteria to human tissue, the first step in the infection process. This research program is based upon the well-characterized interaction between a periplasmic protein -- a chaperone -- and the protein subunits required to form pili. In addition to describing the process by which chaperones and pili subunits interact, we have developed an assay systems necessary to screen for potential therapeutic compounds, and have provided an initial basis for selecting novel antibiotics that work by interfering with the pili adhesion mechanism.

           Vaccine Technologies: Mucosal Immunity and Vaccine Delivery

      Using proprietary technology licensed from Rockefeller, SIGA is developing specific commensal bacteria ("commensals") as a means to deliver mucosal vaccines. Commensals are harmless bacteria that naturally occupy the body's surfaces with different commensals inhabiting different surfaces, particularly the mucosal surfaces. Our vaccine candidates use genetically engineered commensals to deliver antigens for a variety of pathogens to the mucosal immune system. When administered, the genetically engineered


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

commensals colonize the mucosal surface and replicate. By activating a local mucosal immune response, our vaccine candidates are designed to prevent infection and disease at the earliest possible stage, as opposed to most conventional vaccines which are designed to act after infection has already occurred.

      Our commensal vaccine candidates use Gram-positive bacteria. Rockefeller scientists have identified a protein region that is used by Gram-positive bacteria to anchor proteins to their surfaces. We are using the proprietary technology licensed from Rockefeller to combine antigens from a wide range of infectious organisms, both viral and bacterial, with the surface protein anchor region of a variety of commensal organisms. By combining a specific antigen with a specific commensal, vaccines may be tailored to both the target pathogen and its mucosal point of entry.

      To target an immune response to a particular mucosal surface, a commensal vaccine would employ a commensal organism that naturally inhabits that surface. For example, vaccines targeting sexually transmitted diseases might employ Lactobacillus acidophilus, a commensal colonizing the female urogenital tract. Vaccines targeting gastrointestinal diseases could employ Lactobacillus casei, a commensal colonizing the gastrointestinal tract. We have conducted initial experiments using Streptococcus gordonii ("S. gordonii"), a commensal that colonizes the oral cavity and which may be used in vaccines targeting pathogens that enter through the upper respiratory tract, such as the influenza virus.

      By using an antigen unique to a given pathogen, the technology may potentially be applied to any infectious agent that enters the body through a mucosal surface. Our scientists have expressed and anchored a variety of viral and bacterial antigens on the outside of S. gordonii, including the M6 protein from group A streptococcus, a group of organisms that causes a range of diseases, including strep throat, necrotizing fasciitis, impetigo and scarlet fever. In addition, proteins from other infectious agents, such as HIV and human papilloma virus have also been expressed using this system. We believe this technology will enable the expression of most antigens regardless of size or shape. In animal studies, we have shown that the administration of a genetically engineered S. gordonii vaccine prototype induces both a local mucosal immune response and a systemic immune response.

      We believe that mucosal vaccines developed using our proprietary commensal delivery technology could provide a number of advantages, including:

      o     More  complete  protection  than  conventional   vaccines:   Mucosal
            vaccines in general may be more effective than conventional parenteral vaccines, due to mucosal vaccines' ability to produce both a systemic and local (mucosal) immune response.

      o     Safety  advantage  over other live  vectors:  A number of  bacterial pathogens have been genetically rendered less infectious, or attenuated, for use as live vaccine vectors. Commensals, by virtue of their substantially harmless nature, may offer a safer delivery vehicle without fear of genetic reversion to the infectious state inherent in attenuated pathogens.

      o     Non-injection   administration:   Oral,  nasal,  rectal  or  vaginal
            administration of the vaccine eliminates the need for painful injections with their potential adverse reactions.

      o Potential for combined vaccine delivery: The Children's Vaccine Initiative, a worldwide effort to improve vaccination of children sponsored by the World Health Organization (WHO), has called for the development of combined vaccines, specifically to reduce the number of needle sticks per child, by combining several vaccines into one injection, thereby increasing compliance and decreasing disease. We believe our commensal delivery technology can be an effective method of delivery of multi-component vaccines within a single commensal organism that address multiple diseases or diseases caused by multiple strains of an infectious agent.

      o Eliminating need for refrigeration: One of the problems confronting the effective delivery of parenteral vaccines is the need for refrigeration at all stages prior to injection. The stability of the commensal organisms in a freeze-dried state would, for the most part, eliminate the need


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

            for special climate conditions, a critical consideration, especially for the delivery of vaccines in developing countries.

      o Low cost production: By using a live bacterial vector, extensive downstream processing is eliminated, leading to considerable cost savings in the production of the vaccine. The potential for eliminating the need for refrigeration would add considerably to these savings by reducing the costs inherent in refrigeration for vaccine delivery.

      Strep Throat Vaccine Candidate. Until the age of 15, many children suffer from recurrent strep throat infections. Up to three percent of ineffectively treated strep throat cases progress to rheumatic fever, a debilitating heart disease, which worsens with each succeeding streptococcal infection. Since the advent of penicillin therapy, rheumatic fever in the United States has experienced a dramatic decline. However, in the last two decades, rheumatic fever has experienced a resurgence in the United States. Part of the reason for this is the latent presence of this organism in children who do not display symptoms of a sore throat, and, therefore, remain untreated and at risk for development of rheumatic fever. Based on data from the Centers for Disease Control and Prevention, there are five to 10 million cases of pharyngitis due to group A streptococcus in the United States each year. There are over 32 million children in the principal age group targeted by us for vaccination. Worldwide, it is estimated that one percent of all school age children in the developing world have rheumatic heart disease. Additionally, despite the relative ease of treating strep throat with antibiotics, the specter of antibiotic resistance is always present. In fact, resistance to erythromycin, the second line antibiotic in patients allergic to penicillin, has appeared in a number of cases.

      o We believe that the reason no vaccine for strep throat has been developed is because of problems associated with identifying an antigen that is common to the more than 120 different serotypes of group A streptococcus, the bacterium that causes the disease. We have licensed from Rockefeller a proprietary antigen which is common to most types of group A streptococcus, including types that have been associated with rheumatic fever. When this antigen was orally administered to animals, it was shown to provide protection against multiple types of group A streptococcal infection. Using this antigen, we are seeking to develop a mucosal vaccine for strep throat.

      o SIGA has taken a parallel vaccine development track with two formulations of the cross-protective streptococcal antigen. One approach expresses the strep throat antigen on the surface of the commensal bacterium, Streptococcus gordonii, which lives on the surface of the teeth and gums. Pre-clinical research in mice and rabbits has established the ability of this vaccine candidate to colonize and induce both a local and systemic immune response. The other candidate uses a subunit (purified protein) approach, in which the antigen is delivered intranasally with a mucosal adjuvant (enhances the immune response). Like the commensal approach, the subunit approach has provided significant protection in mice from challenges by multiple serotypes. We are collaborating with the National Institutes of Health ("NIH") and the University of Maryland Center for Vaccine Development on the clinical development of this vaccine candidate. In cooperation with the NIH we filed an
            Investigational New Drug Application ("IND") with the FDA in December 1997. The first stage of these clinical trials, using the commensal delivery system without the strep throat antigen, were completed at the University of Maryland in 2000. The study showed the commensal delivery system to be well-tolerated and that it spontaneously eradicated or was easily eradicated by conventional antibiotics. A second clinical trial of the commensal delivery system without the strep throat antigen was initiated in 2000 at the University of Maryland. The study was completed in January 2002 and the results corroborated the results of the earlier study regarding tolerance and spontaneous eradication. Further development continues principally on the subunit approach, which is currently in pre-clinical studies.

      o In the U.S. there are about 19 million children aged 2 to 6 years who could be candidates to receive such a vaccine at the time of its introduction and then around 4 million babies born each year to be protected. Assuming a charge of $25 per dose and three doses needed for protection, there could be a potential market for a strep throat vaccine of $1.4 billion to immunize the entire U.S. population of 2 to 6 year olds and, thereafter, $300 million per year to maintain immunization in new births.

                   Surface Protein Expression System ("SPEX")

      The ability to overproduce many bacterial and human proteins has been made possible through the use of recombinant DNA technology. The introduction of DNA molecules into E. coli has been the method of choice to express a variety of gene products, because of these bacteria's rapid reproduction and well-understood genetics. Yet despite the development of many efficient E. coli-based gene expression systems, the most important concern continues to be associated with subsequent purification of the product. Recombinant proteins produced in this manner do not readily cross E. coli's outer membrane, and as a result, proteins must be purified from the bacterial cytoplasm or periplasmic space. Purification of proteins from these cellular compartments can be very difficult. Frequently encountered problems include low product yields, contamination with potentially toxic cellular material (i.e., endotoxin) and the formation of large amounts of partially folded polypeptide chains in non-active aggregates termed inclusion bodies.

      To overcome these problems, we have taken advantage of our knowledge of Gram-positive bacterial protein expression and anchoring pathways. This pathway has evolved to handle the transport of surface proteins that vary widely in size, structure and function. Modifying the approach used to create commensal mucosal vaccines, we have developed methods which, instead of anchoring the foreign protein to the surface of the recombinant Gram-positive bacteria, result in it being secreted into the surrounding medium in a manner which is readily amenable to simple batch purification. We believe the advantages of this approach include the ease and lower cost of Gram-positive bacterial growth, the likelihood that secreted recombinant proteins will be folded properly, and the ability to purify recombinant proteins from the culture medium without having to disrupt the bacterial cells and liberating cellular contaminants. Gram-positive bacteria may be grown simply in scales from those required for laboratory research up to commercial mass production.

                                  RISK FACTORS

      Investing in our common stock involves a high degree of risk, and you should be able to bear losing your entire investment. You should carefully consider the risks presented by the following factors.

      This prospectus contains forward-looking statements and other prospective information relating to future events. These forward-looking statements and other information are subject to risks and uncertainties that could cause our actual results to differ materially from our historical results or currently anticipated results including the following:

We have incurred operating losses since our inception and expect to incur net losses and negative cash flow for the foreseeable future.

      We incurred net losses of approximately $9.4 million, $5.3 million and $3.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, 2003 and 2002, our accumulated deficit was approximately $44.2 million, $34.8 million and $29.5 million, respectively. We expect to continue to incur significant operating expenditures. We will need to generate significant revenues to achieve and maintain profitability.

      We cannot guarantee that we will achieve sufficient revenues for profitability. Even if we do achieve profitability, we cannot guarantee that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our business, results of operations and financial condition will be materially and adversely affected. Because our strategy might include acquisitions of other businesses, acquisition expenses and any cash used to make these acquisitions will reduce our available cash.

Our business will suffer if we are unable to raise additional equity funding.

      We continue to be dependent on our ability to raise money in the equity markets. There is no guarantee that we will continue to be successful in raising such funds. If we are unable to raise additional equity funds, we may be forced to discontinue or cease certain operations. We currently have sufficient operating capital to finance our operations through September 30, 2006. Our annual operating needs vary from year to year depending upon the amount of revenue generated through grants and licenses and the amount of projects we undertake, as well as the amount of resources we expend, in connection with acquisitions all of which may materially differ from year to year and may adversely affect our business.

Our stock price is, and we expect it to remain, volatile, which could limit investors' ability to sell stock at a profit.

      The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

o publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

o delay or failure in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

o     achievement or rejection of regulatory approvals by our competitors or us;

o announcements of technological innovations or new commercial products by our competitors or us;

o     developments concerning proprietary rights, including patents;

o     developments concerning our collaborations;

o     regulatory developments in the United States and foreign countries;

o     economic or other crises and other external factors;

o period-to-period fluctuations in our revenues and other results of operations;

o     changes in financial estimates by securities analysts; and

o     sales of our common stock.

      Additionally, because there is not a high volume of trading in our stock, any information about SIGA in the media may result in significant volatility in our stock price.

      We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

      In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We are in various stages of product development and there can be no assurance of successful commercialization.

      In general, our research and development programs are at an early stage of development. Our biological warfare defense products do not need human clinical trials for approval by the FDA. We will need to perform two animal models and provide safety data for a product to be approved. Our other products will be subject to the approval guidelines under FDA regulatory requirements which include a number of phases of testing in humans.

      The FDA has not approved any of our biopharmaceutical product candidates. Any drug candidates developed by us will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercial sale. We cannot be sure our approach to drug discovery will be effective or will result in the development of any drug. We cannot expect that any drugs resulting from our research and development efforts will be commercially available for many years, if at all.

      We have limited experience in conducting pre-clinical testing and clinical trials. Even if we receive initially positive pre-clinical or clinical results, such results do not mean that similar results will be obtained in the later stages of drug development, such as additional pre-clinical testing or human clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that none of our drug candidates will or can:

o     be safe, non-toxic and effective;

o     otherwise meet applicable regulatory standards;

o     receive the necessary regulatory approvals;

o     develop into commercially viable drugs;

o     be manufactured or produced economically and on a large scale;

o     be successfully marketed;

o     be reimbursed by government and private insurers; and

o     achieve customer acceptance.

      In addition, third parties may preclude us from marketing our drugs through enforcement of their proprietary rights, that we are not aware of, or third parties may succeed in marketing equivalent or superior drug products. Our failure to develop safe, commercially viable drugs would have a material adverse effect on our business, financial condition and results of operations.

Most of our immediately foreseeable future revenues are contingent upon grants and contracts from the United States government, and collaborative and license agreements and we may not achieve sufficient revenues from these agreements to attain profitability.

      Until and unless we successfully make a product, our ability to generate revenues will largely depend on our ability to enter into additional collaborative and license agreements with third parties and maintain the agreements we currently have in place. Substantially all of our revenues for the years ended December 31, 2004, 2003 and 2002, respectively, were derived from revenues related to grants, contracts and license agreements. We will receive little or no revenues under our collaborative agreements if our collaborators' research, development or marketing efforts are unsuccessful, or if our agreements are terminated early. Additionally, if we do not enter into new collaborative agreements, we will not receive future revenues from new sources. Our future revenue is substantially dependent on the continuing grant and contract work being performed for the NIH under two major grants which expire in September 2006, the U.S. Army which expires at the end of December 2007, and a new contract with the U.S. Army which is funded through the United States Air Force and expires in October 2006. These agreements are for specific work to be performed under the agreements and could only be canceled by the other party thereto for non-performance.

      Several factors will affect our future receipt of revenues from collaborative arrangements, including the amount of time and effort expended by our collaborators, the timing of the identification of useful drug targets and the timing of the discovery and development of drug candidates. Under our existing agreements, we may not earn significant milestone payments until our collaborators have advanced products into clinical testing, which may not occur for many years, if at all.

      We have material agreements with the following collaborators:

o National Institutes of Health. Under our collaborative agreement with the NIH we have received SBIR Grants totaling approximately $12.1 million in 2004. The term of these grants expire in September 2006. We are paid as the work is performed and the agreement can be cancelled for non-performance. We also have an agreement whereby the NIH is required to conduct and pay for the clinical trials of our strep vaccine product through phase II human trials. The NIH can terminate the agreement on 60 days written notice. If terminated, we receive copies of all data, reports and other information related to the trials. If terminated, we would have to find another source of funds to continue to conduct the trials. We are current in all our obligations under our agreements.

o United States Air Force (USAF). In September, 2005, we entered into a $3.2 million, one year contract with the United States Army Medical Research and Material Command ("USAMRMC"). The agreement, for the rapid identification and treatment of anti-viral diseases, is funded through the USAF. Advance payments under the agreement, received prior to the performance of services, are deferred and recognized as revenue as the related services are performed. In October, 2005, we received advance payment of $1.0 million. Three equal advance payments of $733,333 are scheduled for on or about January 1, 2006, April 1, 2006 and July 1, 2006.

o U.S. Army Medical Research Acquisition Activity. In December 2002, we entered into a four years contract with the U.S. Army Medical Research Acquisition Activity (USAMRAA) to develop a drug to treat Smallpox. We are current in all our obligations under our agreement.

o In September, 2005, we entered into an agreement with Saint Louis University for the continued development of one of the Company's leading compounds. The agreement is funded through the NIH. Under the agreement, we will receive approximately $1.0 million during the term of September 1, 2005 to February 28, 2006. We are current in all our obligations under our agreement.

o The Rockefeller University. The term of our agreement with Rockefeller is for the duration of the patents and a number of pending patents. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach in the allowed cure period. We are current in all obligations under the contract.

o Oregon State University ("OSU"). OSU is a signatory of our agreement with Rockefeller. The term of this agreement is for the duration of the patents and a number of pending patents. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach in the allowed cure period. We are current in all obligations under the contract. We have also entered into a subcontract agreement with OSU for us to perform work under a grant OSU has from the NIH. The subcontract agreement was renewable annually and the current terms expired on August 31, 2003. Work on this agreement was completed in 2003.

o Wyeth. Our license agreement expires on the earlier of June 30, 2007 or the last to expire patent that we have sub-licensed to them. Wyeth has the right to terminate the agreement on 90 days written notice. If terminated, all rights granted to Wyeth will revert to us, except for any compound identified by Wyeth prior to the date of termination and subject to the milestones and royalty obligations of the agreement.

o Washington University. We have licensed certain technology from Washington under a non-exclusive license agreement. The term of our agreement with Washington is for the duration of the patents and a number of pending patents. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement cannot be terminated unless we fail to pay our share of the joint patent costs for the technology licensed. We have currently met all our obligations under this agreement.

o Regents of the University of California. We have licensed certain technology from Regents under an exclusive license agreement. We are required to pay minimum royalties under this agreement. This agreement is related to our agreement with Wyeth and expires at the same time as that agreement. It can be cancelled earlier if we default on our obligations or if Wyeth cancels its agreement with SIGA and we are not able to find a replacement for Wyeth. We have currently met all our obligations under this agreement.

o TransTech Pharma, Inc. Under our collaborative agreement with TransTech Pharma, TransTech Pharma is required to collaborate with us on the discovery, optimization and development of lead compounds to therapeutic agents. We and TransTech Pharma have agreed to share the costs of development and revenues generated from licensing and profits from any commercialized products sales. The agreement will be in effect until terminated by the parties or upon cessation of research or sales of all products developed under the agreement. We are current in all obligations under this agreement.

The biopharmaceutical market in which we compete and will compete is highly competitive.

      The biopharmaceutical industry is characterized by rapid and significant technological change. Our success will depend on our ability to develop and apply our technologies in the design and development of our product candidates and to establish and maintain a market for our product candidates. There also are many companies, both public and private, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions engaged in developing pharmaceutical and biotechnology products. Many of these companies have substantially greater financial, technical, research and development, and human resources than us. Competitors may develop products or other technologies that are more effective than any that are being developed by us or may obtain FDA approval for products more rapidly than us. If we commence commercial sales of products, we still must compete in the manufacturing and marketing of such products, areas in which we have no experience. Many of these companies also have manufacturing facilities and established marketing capabilities that would enable such companies to market competing products through existing channels of distribution. Two companies with similar profiles are VaxGen, Inc., which is developing vaccines against anthrax, Smallpox and HIV/AIDS; and Avant Immunotherapeutics, Inc., which has vaccine programs for agents of biological warfare.

Because we must obtain regulatory clearance to test and market our products in the United States, we cannot predict whether or when we will be permitted to commercialize our products.

      A pharmaceutical product cannot be marketed in the U.S. until it has completed rigorous pre-clinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Pharmaceutical products typically take many years to satisfy regulatory requirements and require the expenditure of substantial resources depending on the type, complexity and novelty of the product.

      Before commencing clinical trials in humans, we must submit and receive clearance from the FDA by means of an Investigational New Drug ("IND") application. Institutional review boards and the FDA oversee clinical trials and such trials:

o must be conducted in conformance with the FDA's good laboratory practice regulations;

o     must meet requirements for institutional review board oversight;

o     must meet requirements for informed consent;

o     must meet requirements for good clinical and manufacturing practices;

o     are subject to continuing FDA oversight;

o     may require large numbers of test subjects; and

o may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

      Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. Data we obtain from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. Additionally, we have limited experience in conducting and managing the clinical trials and manufacturing processes necessary to obtain regulatory clearance.

      If regulatory clearance of a product is granted, this clearance will be limited only to those states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

If our technologies or those of our collaborators are alleged or found to infringe the patents or proprietary rights of others, we may be sued or have to license those rights from others on unfavorable terms.

      Our commercial success will depend significantly on our ability to operate without infringing the patents and proprietary rights of third parties. Our technologies, along with our licensors' and our collaborators' technologies, may infringe the patents or proprietary rights of others. If there is an adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office, then we, or our collaborators and licensors, could be subjected to significant liabilities, required to license disputed rights from or to other parties and/or required to cease using a technology necessary to carry out research, development and commercialization. At present we are unaware of any or potential infringement claims against our patent portfolio.

      The costs to establish the validity of patents, to defend against patent infringement claims of others and to assert infringement claims against others can be expensive and time consuming, even if the outcome is favorable. An outcome of any patent prosecution or litigation that is unfavorable to us or one of our licensors or collaborators may have a material adverse effect on us. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our licensors or collaborators or if we initiate such suits. We may not have sufficient funds or resources in the event of litigation. Additionally, we may not prevail in any such action.

      Any conflicts resulting from third-party patent applications and patents could significantly reduce the coverage of the patents owned, optioned by or licensed to us or our collaborators and limit our ability or that of our collaborators to obtain meaningful patent protection. If patents are issued to third parties that contain competitive or conflicting claims, we, our licensors or our collaborators may be legally prohibited from researching, developing or commercializing of potential products or be required to obtain licenses to these patents or to develop or obtain alternative technology. We, our licensors and/or our collaborators may be legally prohibited from using patented technology, may not be able to obtain any license to the patents and technologies of third parties on acceptable terms, if at all, or may not be able to obtain or develop alternative technologies.

      In addition, like many biopharmaceutical companies, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. We and/or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.

Our ability to compete may decrease if we do not adequately protect our intellectual property rights.

      Our commercial success will depend in part on our and our collaborators' ability to obtain and maintain patent protection for our proprietary technologies, drug targets and potential products and to effectively preserve our trade secrets. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the type and breadth of claims allowed in these patents.

      We have licensed the rights to eight issued U.S. patents and three issued European patents. These patents have varying lives and they are related to the technology licensed from Rockefeller University for the Strep and Gram-positive products. We have one additional patent application in the U.S. and one application in Europe relating to this technology. We are joint owner with Washington University of seven issued patents in the U.S. and one in Europe. In addition, there are four co-owned U.S. patent applications. These patents are for the technology used for the Gram-negative product opportunities. We are also exclusive owner of one U.S. patent and three U.S. patent applications. One of these U.S. patent applications relates to our DegP product opportunities.

      We also rely on copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, we require our employees, consultants and some collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements may not provide meaningful protection for our trade secrets, confidential information or inventions in the event of unauthorized use or disclosure of such information, and adequate remedies may not exist in the event of such unauthorized use or disclosure.

We may have difficulty managing our growth.

      We expect to experience growth in the number of our employees and the scope of our operations. This growth has placed, and may continue to place, a significant strain on our management and operations.

Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems and to hire, train and manage our employees.

Our activities involve hazardous materials and may subject us to environmental regulatory liabilities.

      Our biopharmaceutical research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources. The research and development activities of our company do not produce any unusual hazardous products. We do use small amounts of 32P, 35S and 3H, which are stored, used and disposed of in accordance with Nuclear Regulatory Commission ("NRC") regulations. We maintain liability insurance in the amount of approximately $5,000,000 and we believe this should be sufficient to cover any contingent losses.

      We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

Our potential products may not be acceptable in the market or eligible for third party reimbursement resulting in a negative impact on our future financial results.

      Any products successfully developed by us or our collaborative partners may not achieve market acceptance. The antibiotic products which we are attempting to develop will compete with a number of well-established traditional antibiotic drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our products will depend on a number of factors, including:

o the establishment and demonstration in the medical community of the clinical efficacy and safety of such products,

o the potential advantage of such products over existing treatment methods, and

o     reimbursement policies of government and third-party payors.

      Physicians, patients or the medical community in general may not accept or utilize any products that we or our collaborative partners may develop. Our ability to receive revenues and income with respect to drugs, if any, developed through the use of our technology will depend, in part, upon the extent to which reimbursement for the cost of such drugs will be available from third-party payors, such as government health administration authorities, private health care insurers, health maintenance organizations, pharmacy benefits management companies and other organizations. Third-party payors are increasingly disputing the prices charged for pharmaceutical products. If third-party reimbursement was not available or sufficient to allow profitable price levels to be maintained for drugs developed by us or our collaborative partners, it could adversely affect our business.

If our products harm people, we may experience product liability claims that may not be covered by insurance.

      We face an inherent business risk of exposure to potential product liability claims in the event that drugs we develop are alleged to cause adverse effects on patients. Such risk exists for products being tested in human clinical trials, as well as products that receive regulatory approval for commercial sale. We may seek to obtain product liability insurance with respect to drugs we and/or or our collaborative partners develop. However, we may not be able to obtain such insurance. Even if such insurance is obtainable, it may not be available at a reasonable cost or in a sufficient amount to protect us against liability.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

      If we or others identify side effects after any of our products, if any, after they are on the market, or if manufacturing problems occur:

o     regulatory approval may be withdrawn;

o reformulation of our products, additional clinical trials, changes in labeling of our products may be required;

o changes to or re-approvals of our manufacturing facilities may be required;

o     sales of the affected products may drop significantly;

o     our reputation in the marketplace may suffer; and

o     lawsuits, including class action suits, may be brought against us.

      Any of the above occurrences could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing these products.

The manufacture of genetically engineered commensals is a time-consuming and complex process which may delay or prevent commercialization of our products, or may prevent our ability to produce an adequate volume for the successful commercialization of our products.

      Although our management believes that we have the ability to acquire or produce quantities of genetically engineered commensals sufficient to support our present needs for research and our projected needs for our initial clinical development programs, management believes that improvements in our manufacturing technology will be required to enable us to meet the volume and cost requirements needed for certain commercial applications of commensal products. Products based on commensals have never been manufactured on a commercial scale. The manufacture of all of our products will be subject to current GMP requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There can be no assurance that we will be able to manufacture products, or have products manufactured for us, in a timely fashion at acceptable quality and prices, that we or third party manufacturers can comply with GMP, or that we or third party manufacturers will be able to manufacture an adequate supply of product.

Healthcare reform and controls on healthcare spending may limit the price we charge for any products and the amounts thereof that we can sell.

      The U.S. federal government and private insurers have considered ways to change, and have changed, the manner in which healthcare services are provided in the U.S. Potential approaches and changes in recent years include controls on healthcare spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we could collect from sales of any products. Uncertainties regarding future healthcare reform and private market practices could adversely affect our ability to sell any products profitably in the U.S. At present, we do not foresee any changes in FDA regulatory policies that would adversely affect our development programs.

The future issuance of preferred stock may adversely affect the rights of the holders of our common stock.

      Our certificate of incorporation allows our Board of Directors to issue up to 10,000,000 shares of preferred stock and to fix the voting powers,
designations,   preferences,   rights   and   qualifications,   limitations
or restrictions of these shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control.

Concentration of ownership of our capital stock could delay or prevent change of control.

      Our directors, executive officers and principal stockholders beneficially own a significant percentage of our common stock and preferred stock. They also have, through the exercise or conversion of certain securities, the right to acquire additional common stock. As a result, these stockholders, if acting together, have the ability to significantly influence the outcome of corporate actions requiring shareholder approval. Additionally, this concentration of ownership may have the effect of delaying or preventing a change in control of SIGA. At December 31, 2004, Directors, Officers and principal stockholders beneficially owned approximately 48.1% of our stock.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The prospectus relates to 2,000,000 shares of our common stock which the selling stockholders named in this prospectus may sell from time to time and 1,060,000 shares of our common stock which may be issued under certain warrant agreements and which the selling stockholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering the shares, including legal and accounting fees.

      The shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the shares.

      This prospectus describes certain risk factors that you should consider before purchasing the shares. See "Risk Factors" beginning on page 8. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

                           FORWARD-LOOKING STATEMENTS

      This prospectus contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the efficacy of potential products, the timelines for bringing such products to market and the availability of funding sources for continued development of such products. Forward-looking statements are based on management's estimates, assumptions and projections, and are subject to uncertainties, many of which are beyond the control of SIGA. Actual results may differ materially from those anticipated in any forward-looking statement. Factors that may cause such differences include the risks that (a) potential products that appear promising to SIGA or its collaborators cannot be shown to be efficacious or safe in subsequent pre-clinical or clinical trials, (b) SIGA or its collaborators will not obtain appropriate or necessary governmental approvals to market these or other potential products, (c) SIGA may not be able to obtain anticipated funding for its development projects or other needed funding, (d) SIGA may not be able to secure funding from anticipated government contracts and grants, (e) SIGA may not be able to secure or enforce adequate legal protection, including patent protection, for its products and (f) unanticipated internal control deficiencies or weaknesses or ineffective disclosure controls and procedures. More detailed information about SIGA and risk factors that may affect the realization of forward-looking statements, including the forward-looking statements in this presentation, is set forth in SIGA's filings with the Securities and Exchange Commission, including SIGA's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and in other documents that SIGA has filed with the Commission. SIGA urges investors and security holders to read those documents free of charge at the Commission's Web site at http://www.sec.gov. Interested parties may also obtain those documents free of charge from SIGA. Forward-looking statements speak only as of the date they are made, and except for our ongoing obligations under the U.S. federal securities laws, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

      Although we believe that our expectations are reasonable, we cannot assure you that our expectations will prove to be correct. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended or planned.

                                 USE OF PROCEEDS

      The net proceeds from the sale of the shares of common stock offered will be received by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

      The table below sets forth information regarding ownership of our common stock by the selling stockholders as of November 15, 2005, and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The rules of the Securities and Exchange Commission require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying warrants or options held by such person that are exercisable within 60 days of November 15, 2005. As of November 15, 2005, 26,500,648 shares of our common stock were outstanding.

                                           Securities Owned Prior to Offering              Securities Owned After Offering (1)
                                                                        Shares of Common
                                Shares of Common   Percent of Common      Stock Offered   Number of Shares of  Percent of Common
Name of Selling Stockholder           Stock             Stock                 Hereby         Common Stock             Stock
Smithfield Fiduciary LLC              750,000           2.83%               750,000               --                  0.0%
Omicron Master Trust                  750,000           2.83%               750,000               --                  0.0%
Iroquois Capital LP                   750,000           2.83%               750,000               --                  0.0%
Cranshire Capital LP                  750,000           2.83%               750,000               --                  0.0%
Gary J. Shemano                       110,000           0.42%                22,000               --                  0.0%
Michael R. Jacks                       31,500           0.12%                16,500               --                  0.0%
William Corbett                       103,500           0.39%                16,500               --                  0.0%
Terrence Cush                           5,000           0.02%                 5,000               --                  0.0%

      The information provided in the table above with respect to the selling stockholders has been obtained from such selling stockholders.

      The selling stockholders have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates.

      Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

      We have filed with the Securities and Exchange Commission, under the Securities Act of 1933, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the securities from time to time on the NASDAQ Capital Market or in privately-negotiated transactions and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of (i) five years from the date on which this registration statement on Form S-3 becomes effective, or (ii) the date on which the selling stockholders have sold all of the shares of common stock.

                              PLAN OF DISTRIBUTION

      This prospectus covers the sale of shares of common stock from time to time by the selling stockholders named in the table above and any of their pledgees, donees, assignees and successors-in-interest.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

o     ordinary   brokerage   transactions   and   transactions   in  which   the
      broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated transactions;

o     short sales;

o     through  the   writing  or   settlement   of  options  or  other   hedging
      transactions, whether through an options exchange or otherwise;

o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

o     a combination of any such methods of sale.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

      In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

                                  LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kramer Levin Naftalis & Frankel LLP. Thomas E. Constance, a director of SIGA, is Chairman of Kramer Levin Naftalis & Frankel LLP, a law firm in New York City, which SIGA has retained to provide legal services.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

                             ADDITIONAL INFORMATION

Government Filings.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

      We have filed with the SEC a registration statement on form S-3 to register the shares of common stock to be offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information about us and our common stock, you should refer to that registration statement and to the exhibits and schedules filed as part of that registration statement, as well as the documents we have incorporated by reference which are discussed below. You can review and copy the registration statement, its exhibits and schedules, as well as the documents we have incorporated by reference, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site, given above.

Stock Market.

      Shares of our common stock are traded on the NASDAQ Capital Market.

                           INCORPORATION BY REFERENCE

      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until this offering has been completed:

      o     the Annual Report on Form 10-K for the year ended December 31, 2004;

      o the description of our common stock contained in our registration statement on Form 8-A under Section 12 of the Exchange Act, dated September 5, 1997, including any amendment or reports filed for the purpose of updating such description;

      o     quarterly report on Form 10-Q for the quarter ended March 31, 2005;

      o     quarterly report on Form 10-Q for the quarter ended June 30, 2005;

      o quarterly report on Form 10-Q for the quarter ended September 30, 2005; and

      o our current reports on Form 8-K filed on February 15, 2005, April 26, 2005, May 3, 2005, May 27, 2005, August 11, 2005, August 24,
            2005,  September 20, 2005,  September 27, 2005,  September 28, 2005,
            October 6, 2005, and November 4, 2005.

      We will furnish to any person, including any beneficial owner, to whom this prospectus is delivered, without charge, a copy of these documents upon written or oral request to Thomas N. Konatich, Chief Financial Officer, 420 Lexington Avenue, Suite 408, New York, New York 10170, tel. (212) 672-9100.

                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The  following  table sets forth the  estimated  costs and expenses of the
sale  and   distribution  of  the  securities  being   registered,   other  than
underwriting discounts and commissions, all of which are being borne by us.


                                                          Amount
                                                       -------------
              SEC filing fee .......................   $          --
              Printing Expenses ....................   $    2,000.00
              Legal fees and expenses ..............   $   25,000.00
              Accounting fees and expenses .........   $    7,500.00
              Miscellaneous ........................   $      500.00
                      Total ........................   $   35,000.00


      All of the amounts shown are estimates except for the fee payable to the Securities and Exchange Commission.

Item 15. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Article IX of the Registrant's Certificate of Incorporation and Article VII of the Registrant's Bylaws provides for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

Item 16. Exhibits

Exhibit No.           Description
-----------           -----------


5.1 (*)               Opinion of Kramer Levin Naftalis & Frankel LLP.


23.1                  Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto).

24.1 Power of Attorney (included on the signature page of this Registration Statement).


(*)   Previously filed.


Item 17.  Undertakings

(a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.:

            (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, SIGA Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on November 29, 2005.


                                    SIGA Technologies, Inc.


                                    By:  /s/ Thomas N. Konatich
                                         --------------------------------------
                                         Name:      Thomas N. Konatich
                                         Title:     Chief Financial Officer


      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment thereto has been signed below by the following persons in the capacities indicated on November 29, 2005.


Signature                                 Title

/s/ Bernard L. Kasten                     Chief Executive Officer,
---------------------------               Director
Bernard L. Kasten, M.D.

                                          Chief Financial Officer
                                          (Principal Financial Officer
/s/ Thomas N. Konatich                    and Principal Accounting
---------------------------               Officer)
Thomas N. Konatich


(*)
---------------------------
Donald G. Drapkin                         Chairman of the Board


(*)
---------------------------
James J. Antal                            Director


(*)
---------------------------
Judy S. Slotkin                           Director


(*)
---------------------------
Thomas E. Constance                       Director


(*)
---------------------------
Adnan M. Mjalli, Ph.D.                    Director


(*)
---------------------------
Mehmet C. Oz                              Director


(*)
---------------------------
Eric A. Rose                              Director


(*)
---------------------------
Paul G. Savas                             Director


(*)
---------------------------
Michael Weiner                            Director

(*) By:   /s/ Thomas N. Konatich
          ----------------------------------------------------
          Thomas N. Konatich, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.          Description
-----------          -----------


5.1 (*)              Opinion of Kramer Levin Naftalis & Frankel LLP.


23.1                 Consent of PricewaterhouseCoopers LLP.

23.2 Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto).


24.1 Power of Attorney (included on the signature page of this Registration Statement).


(*)   Previously Filed